FILED BY FOX CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ROKU, INC.

COMMISSION FILE NO.

001-38211

The following is an excerpt from the presentation delivered by Fox Corporation at the Goldman Sachs Communacopia + Technology Conference 2026 on September 9, 2026, which was made available for replay on FOX’s website on September 9, 2026

Michael Ng: Good afternoon, everybody. Welcome to the FOX fireside chat at the Goldman Sachs Communacopia + Technology Conference. My name is Mike Ng, and I cover FOX and Media Cable Telecom here at Goldman. As a disclaimer, we won’t be discussing the pending Roku transaction.

With that out of the way, I have the wonderful privilege of introducing John Nallen who’s the President and COO at FOX. First and foremost, thank you so much for being here, John. It’s an absolute pleasure.

John Nallen: Thanks, Mike. Thanks for having us all.

Michael Ng: Great. To kick things off we can talk a little bit about a big picture strategy question. FOX is entering fiscal 2027 off of what has been a record year in fiscal 2026—the launch of FOX One, Tubi reaching profitability, incredible underlying momentum at FOX News, the World Cup. So, to kick things off, I was just wondering if you could talk about your key strategic priorities as we go into next year.

John Nallen: So maybe if I can do it in the lens of what we achieved in 2026 and what we’re looking forward to in 2027. And despite your admonition, I will comment on Roku. But looking at 2026, you’re right. It was a record year across the board.

We grew EBITDA 8%, hit 3.9 billion. We talked about strategic priorities. We launched FOX One, had an incredible World Cup, the news cycle was extraordinarily active, the entertainment division that we don’t talk a lot about had great ratings success, and Tubi, another strategic priority, ended the year with 35% top line growth in the fourth quarter, 35%. I mean, that is very significant. As we look into 2027, our fiscal year just began. I really don’t see the underlying trends for growth having changed much.

If you look at some of the indicators from an ad sales perspective, our upfront was the highest record we ever had, double digit gains in volume across the board, pricing gains and it was really just a superb outcome. In subs, I’m more constructive than most about where I think subs are headed and where we are, and the addition of FOX One has clearly been helpful in that regard. The news cycle is going to continue to be active. Tubi started the first quarter really on the pace with how it ended the fourth so incredible top line growth once again. And, of course, we have the midterm elections and that’s going to be an important element for FOX into fiscal 2027.

But I would be remiss if I didn’t at least comment on the top strategic priority, and we’ve got it ahead of us, which is the closing of the acquisition of Roku. This is going to be a transformational transaction for FOX.

We announced this morning that the DOJ has made a second request, which was entirely expected. We announced the transaction a few months ago. We said it would close in the first half of 2027. We’re not changing that at all - calendar of 2027—and we’re not changing that at all. This was exactly as we expected. And it’s going to take two companies that have their own growth profiles, and we think Roku now is at a real inflection point for growth, put them together and achieve both cost and revenue synergies on top, which is just going to end up as a superb transaction for the FOX and Roku shareholders.

So I think, you know, FOX One, Tubi, Latin America, all strategic priorities as we look forward, but clearly getting the $22 billion Roku transaction done—getting it done, integrated and affecting all the growth strategies is the real top priority for us.

Michael Ng: All right. Great. On capital allocation, FOX returned $2 billion to shareholders through buybacks in fiscal 2026 while also raising the dividend. How do you balance deleveraging, sustaining the pace of repurchases, dividend growth and funding investments in direct to consumer streaming? How should we think about the leverage path and the timeline back to your target leverage over time and target capital structure?

John Nallen: So, the elephant in the room on the capital allocation is the fact that we’ve got a $22 billion acquisition to make, which is the largest acquisition we’ve ever done and that’s Roku. And it is really smartly crafted from a capital allocation standpoint the way that acquisition is done. Because you’ve got two businesses that are highly cash generative, and, well, we’ll start at closing at about a net 2.8 times leverage. The deleveraging that occurs is rapid such that it doesn’t at all interfere with the rest of our capital allocation program.

So, we’re continuing the buyback level at the $1B—$1.5B unabated. We are not interrupting it for this acquisition, and we have a healthy capital structure to do inside of that. The dividend program will continue. And to the extent we need to make incremental investments into our business, we’re able to do that, but we peaked our investments 18 months ago. When I look at, you know, Tubi, FOX One, Latin America, the peak level of those investments are behind us. So, the cash flow characteristics that come from this business and the rapid deleveraging give us a ton of flexibility around capital allocation.

Michael Ng: In the last few minutes we have here to close out, you know FOX established itself as a live news and sports leader. It scaled Tubi, launched FOX One—you know, maybe going back to where we started, over the next 24 to 36 months, maybe talk about some of the milestones and things that you plan to execute against to achieve the vision of what the company should be.

John Nallen: So, clearly, we have a number of—sort of the top line—a number of renewals ahead of us, so achieving those successfully for both parties is vitally important. Continuing the strength in the advertising book that we have, and luckily, we’re in sectors that are less affected by issues going on in the advertising market than others. We clearly have some rights renewals that are going to be important over that horizon.

And, obviously, closing on the acquisition of Roku, achieving the synergies, both revenue and cost, will be clear, clear milestones for us as we look ahead. Overall, you should take away that the management team at FOX is incredibly focused on not only the existing business, but the opportunity ahead of us with Roku. We’ve got really significant momentum in both of those businesses. Now, we haven’t been inside the hood of Roku, but we know our business intimately and we know we’ve got incredible momentum in that business. And I think, you know, the last part we have is not cockiness but confidence in our ability to deliver on the growth plans of both businesses. And I think that’s a real hallmark of the management team and of Fox Corporation.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction between Fox Corporation (“FOX”) and Roku, Inc. (“Roku”), FOX has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended and as it may be supplemented from time to time, the “registration statement”), which includes a joint proxy statement of FOX and Roku and that also constitutes a prospectus of FOX with respect to the shares of Class A common stock of FOX to be issued in connection with the proposed transaction. The registration statement was declared effective by the SEC on September 1, 2026, and on September 1, 2026 FOX and Roku each also filed the definitive joint proxy statement/prospectus with the SEC in connection with the proposed transaction. FOX and Roku each commenced mailing the definitive joint proxy statement/prospectus to their respective stockholders on or about September 1, 2026. FOX and Roku may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement, the definitive joint proxy statement/prospectus or any other document that FOX or Roku have or may file with the SEC. INVESTORS AND SECURITY HOLDERS OF FOX AND ROKU ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by FOX and Roku through the web site maintained by the SEC at www.sec.gov. These documents, once available, also will be made available free of charge on FOX’s website at https://investor.foxcorporation.com/ or on Roku’s website at https://www.roku.com/investor.

Participants in the Solicitation

FOX, Roku and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FOX’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in FOX’s Annual Report on Form 10-K for the year ended June 30, 2026, under the heading “Directors, Executive Officers and Corporate Governance,” and its proxy statement filed on September 25, 2025, under the headings “Proposal No.1: Election of Directors” and “Executive Officers of Fox Corporation,” which are filed with the SEC. Information regarding Roku’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Roku’s Annual Report on Form 10-K for the year ended December 31, 2025, under the heading “Directors, Executive Officers and Corporate Governance” and its proxy statement filed on April 24, 2026, under the heading “Board of Directors and Corporate Governance” and “Executive Officer Biographies,” which are filed with the SEC. A more complete description is available in the registration statement and the definitive joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Cautionary Notes on Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between FOX and Roku. In this context, forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on FOX’s and Roku’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from FOX’s and Roku’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of FOX or stockholders of Roku may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by FOX and Roku, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of FOX and Roku, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation that has been or may be initiated in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic, competitive, technological and/or industry-specific conditions affecting the businesses and industries in which FOX and Roku operate; (13) actions by third parties, including government agencies; (14) risks that any debt financing anticipated in connection with the proposed transaction is not obtained or that such financing cannot be obtained on the anticipated timing or terms or unexpected costs or expenses in connection therewith; (15) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, advertisers, content partners, distributors, device partners, suppliers or other counterparties; and (16) other risk factors detailed from time to time in FOX’s and Roku’s reports filed with the SEC, including FOX’s and Roku’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that have been or will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither FOX nor Roku undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or developments, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.